ABDEEZ PBC, Inc. (the “Company”) a Delaware Public Benefit Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
ABDEEZ PBC, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 6, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	16,048	23,688
Accounts Receivable	35,480	6,441
Inventory	91,245	85,769
Total Current Assets	142,773	115,898
Non-Current Assets		
Furniture, net of Accumulated Depreciation	-	6,483
Total Non-Current Assets	-	6,483
TOTAL ASSETS	142,773	122,381
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	37,265	31,154
Total Current Liabilities	37,265	31,154
TOTAL LIABILITIES	37,265	31,154
Commitments & Contingencies (Note 4)		
EQUITY		
Founder Preferred Stock	17	-
Common Stock	500	-
Members Contributions/Additional Paid-in Capital	119,294	33,464
Retained Earnings	(14,303)	57,763
Total Equity	105,508	91,227
TOTAL LIABILITIES AND EQUITY	142,773	122,381

Statement of Changes in Shareholder Equity

	Founder Preferred Stock		Common Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Members Capital/APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	-	-	-	-	20,000	44,932	64,932
Capital Contributions	-	-	-	-	13,464	-	13,464
Net Income (Loss)	-	-	-	-	-	12,831	12,831
Ending Balance 12/31/2024	-	-	-	-	33,464	57,763	91,227
Issuance of Stock	173,000	17	5,000,000	500	85,830	-	86,347
Net Income (Loss)	-	-	-	-	-	(72,066)	(72,066)
Ending Balance 12/31/2025	173,000	17	5,000,000	500	119,294	(14,303)	105,508

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	713,545	477,616
Cost of Revenue	391,581	251,769
Gross Profit	321,964	225,847
Operating Expenses		
Advertising and Marketing	98,885	36,424
General and Administrative	290,423	175,225
Depreciation	9,515	3,000
Total Operating Expenses	398,823	214,649
Operating Income (loss)	(76,859)	11,198
Other Income		
Credit Card Points	5,914	3,022
Total Other Income	5,914	3,022
Other Expense		
Other	1,121	1,389
Total Other Expense	1,121	1,389
Earnings Before Income Taxes	(72,066)	12,831
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(72,066)	12,831

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(72,066)	12,831
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	9,515	3,000
Accounts Payable and Accrued Expenses	3,079	21,191
Inventory	(5,476)	(56,255)
Accounts Receivable	(29,039)	(286)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(21,921)	(32,350)
Net Cash provided by (used in) Operating Activities	(93,987)	(19,519)
FINANCING ACTIVITIES		
Proceeds from Founder Preferred Stock	17	-
Proceeds from Common Stock	500	-
Proceeds from Members Contributions/ APIC	85,830	13,464
Net Cash provided by (used in) Financing Activities	86,347	13,464
Cash at the beginning of period	23,688	29,743
Net Cash increase (decrease) for period	(7,640)	(6,055)
Cash at end of period	16,048	23,688

ABDEEZ PBC, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

ABDEEZ PBC, Inc. ("the Company") was originally formed in Delaware on September 8th, 2020 as ABDEEZ LLC, with its registered office located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The Company converted into a Public Benefit Corporation in 2025. The Company operates as an e-commerce business primarily engaged in the sale of Muslim lifestyle products through online marketplaces, including Amazon and Shopify. The Company does not have any subsidiaries or related entities.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Supplier Risk

As of December 31, 2025, the Company relied on a primary supplier for a significant portion of its Wudhu Sock inventory. Disruption in this supplier relationship could adversely affect operations; however, management is actively evaluating alternative suppliers to mitigate this risk.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $91,245 as of December 31, 2025, primarily consisting of finished goods. Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not issue any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company was a pass-through entity as of December 31st, 2024, and therefore any income tax expense or benefit was the responsibility of the Company's owners. The Company converted into a Public Benefit Corporation in 2025. The Company is now subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determined deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that the Company believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it will be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company entered into a lease agreement for warehouse space located in Islamabad, effective October 1, 2023 through October 31, 2026, with quarterly rent of approximately $385 (Rs. 108,000), subject to a 10% annual increase. A security deposit of approximately $1,930 (Rs. 540,000) was paid at inception and is refundable upon lease termination, subject to the terms of the agreement. Management determined the warehouse lease qualified for recognition exemption under ASC 842 due to its immaterial value, and accordingly, lease payments are recognized as rent expense as incurred over the lease term.

NOTE 5 – LIABILITIES AND DEBT

None.

NOTE 6 – EQUITY

As of December 31, 2025, the Company is authorized to issue 15,000,000 shares of capital stock, consisting of 12,000,000 shares of Common Stock and 3,000,000 shares of Preferred Stock, each with a par value of $0.0001 per share. The Company had 5,000,000 shares of Common Stock and 173,000 shares of Founder Preferred Stock issued and outstanding as of December 31st, 2025. The Company also reserved 285,000 shares of Common Stock under its 2025 Equity Incentive Plan.

Common Stock: Each share of Common Stock is generally entitled to one vote per share. Common stockholders may receive dividends when and if declared by the Board, subject to preferred stock rights. In liquidation, Common Stock is subordinate to all preferred stock liquidation preferences and participates only after satisfaction of all preferred preferences, including the Founder Preferred and Series CF Preferred liquidation rights.

Founder Preferred Stock: 173,000 shares are designated as Founder Preferred Stock. Founder Preferred Stock is generally non-voting, has non-cumulative dividends only when declared, and carries a $1.00 per share liquidation preference senior to Common Stock but junior to Series CF Preferred Stock. Founder Preferred Stock is subject to mandatory redemption upon certain qualified public listing events, subject to legally available funds.

Series CF Preferred Stock: Series CF Preferred Stock is generally non-voting except as required by law or specified protective provisions and is subordinate only to senior securities, if any. Series CF-1 has an original issue price of $1.00 per share and Series CF-2 has an original issue price of $1.20 per share. Each series has non-cumulative dividend rights when declared and liquidation rights equal to the greater of stated liquidation preference or as-converted value. Series CF shares are convertible into Common Stock upon qualifying public listing events and may be redeemable beginning on the third anniversary of issuance, subject to applicable terms.

Additional Preferred Stock: The Board may authorize additional preferred stock series and determine the respective rights, preferences, and limitations of such series.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 6, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity incurred losses, had negative cash flows from operations, and may generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.